

Mailstop 4561

August 28, 2008

By U.S. Mail and facsimile to (212) 635-1121

Mr. Bruce W. Van Saun
Chief Financial Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re:** **The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008**
> **and June 30, 2008**
> **File No. 0-52710**

Dear Mr. Van Saun:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Notes To Consolidated Financial Statements

Note 14 – Extraordinary (loss) – Consolidation of Three Rivers Funding Corporation ("TRFC"), page 102

1.   We note your disclosure that you called the first loss notes of TRFC during the 4th quarter of 2007, which triggered the consolidation of this variable interest entity. Please provide us with the following additional information with respect to this transaction:

- Clearly explain your involvement with TRFC both on a contractual and non-contractual basis. For example, you disclose that you have a referral relationship with and provide administrative services to TRFC. Clarify the types of services provided and whether you have any other contractual or non-contractual arrangements (e.g. liquidity provider, credit enhancement).

- Describe the nature of the call option that enabled you to call the first loss notes and explain whether you factored this call option into your initial consolidation determination under FIN 46(R).

- Explain whether the call option provided you with the unconditional right to call the first loss notes at any time or whether your ability to call the notes was based on certain triggering events.

- Tell us how you determined that the loss resulting from the consolidation of TRFC during the 4th quarter of 2007 should be classified as an extraordinary item. Please cite the authoritative literature upon which you relied in making this determination.

Form 10-Q for the Quarterly Period Ended June 30, 2008:

Notes to Consolidated Financial Statements

Note 12 – Fair value measurement, page 81

2.   We note your disclosure that you adjust the fair value of your derivative liabilities by using your own credit spreads as implied by the credit default swap market. Considering the potential significant impact of your own credit on the valuation of your liabilities, in future filings, to the extent material to your results of operations, liquidity or capital resources, please provide full disclosure of the impact of these credit adjustments on the valuation of all of your liabilities carried at fair value within MD&A.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3426 if you have any questions.

Sincerely,

Angela Connell
Reviewing Accountant